PENNANTPARK FLOATING RATE CAPITAL LTD.

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

January 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee and Megan Miller

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Number 333-215111

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Floating Rate Capital Ltd. (the “Company”) respectfully requests acceleration of the effective date of Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-215111) (the “Registration Statement”) so that such Registration Statement may be declared effective on January 31, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

Very truly yours, PennantPark Floating Rate Capital Ltd.

By:	/s/ Aviv Efrat
Name:	Aviv Efrat
Title:	Chief Financial Officer